Ur-Energy Increases Technical Expertise

Denver, Colorado (CCNMatthews – June 4, 2007) Ur-Energy Inc. (TSX:URE) (“Ur-Energy”) is pleased to announce the addition of five new employees who will based in Ur-Energy’s Casper, Wyoming USA office. They are Steve Hatten, Manager, Engineering; Cal VanHolland, Exploration Manager, Wyoming District; Myron “Ron” Benda, Sr. Project Geologist; Chris Siron, Geological Engineer; and, Ahmad Jodeh, Geophysical Logging Engineer.

Bill Boberg, President and CEO, stated, “I’m delighted to have this group join our team. Their experience and capabilities are a great fit with our existing technically strong professional staff. I look forward to working with them to bring our projects into production and expand our property portfolio pipeline.”

Steve Hatten joins the development/production team as Manager, Engineering. The development team has the immediate responsibility to develop and bring into production the Lost Creek uranium deposit in the Great Divide Basin, Wyoming. Steve has over 18 years experience with a strong background in ISR (in-situ recovery) uranium operations as a project manager and in well field and production facility design and engineering. Steve previously worked for Power Resources, Inc., High Country Fabrication, Inc. and Rio Algom Mining Corporation. He has a Bachelor of Science in Petroleum Engineering from Texas Tech University.

Cal VanHolland, a Wyoming Professional Geologist, will be the Exploration Manager, Wyoming District. He will lead Ur-Energy’s exploration team on 12 project areas covering over 82,000 acres of mineral lands. He has over 34 years of experience in the mining industry with 27 years in uranium exploration and mining in Wyoming and Texas, more specifically in-situ recovery (ISR) mining. He was District Geologist for Energy Metals Corporation and Chief Geologist for High Plains Uranium, Inc. During his career he worked for Cogema Mining Inc., Total Minerals Corporation, Uranerz USA, Inc. and he has consulted for Mestena Uranium LLC. He has a Bachelor of Science in Geology from Hope College.

Ron Benda will be the Senior Project Geologist. He will be responsible for supervising the field operations, resource delineations and drilling operations at the Lost Creek project in the Great Divide Basin, Wyoming USA. He has over 20 years of experience, including 8 years in uranium exploration, development and mining, and 5 years in oil and gas exploration and development. Mr. Benda has worked as a Geologist for Exxon and Conoco and then as an Environmental Specialist/Geologist for Georgia Environmental Protection Division, Underground Storage Tank Unit. He has also worked as an Environmental Scientist for Metcalf & Eddy, Inc. and a Project Manager for ATEC Environmental Consultants. His education includes a Bachelor of Arts in Earth & Environmental Science and Master of Arts in Economic Geology from Queens College, City University of New York.

Chris Siron is a Geological Engineer. Not only did Mr. Siron work as a summer student in the position of Geotechnician for Ur-Energy in 2006, but he was a Student Intern for the Department of Natural Resources, Division of Mining, Land and Water in 2005. Mr. Siron is a recent graduate of the Colorado School of Mines with a Bachelor of Science in Geological Engineering. He plans to return to graduate school to get a Masters Degree in 2008. He will be working at the Wyoming Lost Creek site supporting the ongoing development drilling program.

Ahmad Jodeh joins Ur-Energy as Geophysical Logging Engineer. He will be operating the newly acquired well logging truck to support the Wyoming Lost Creek drilling program as well as support the exploration program headed by Cal VanHolland, Exploration Manager, Wyoming District. A recent graduate of Colorado State University, Mr. Jodeh obtained a Bachelor of Science in Mechanical Engineering. His related work experience has been with the State of Wyoming Department of Environmental Quality where he did computer modeling of ground water contamination, GIS data interpretation, and inspection of ground water well drilling operations.

Ur-Energy is a junior mining company completing mine planning, baseline studies and permitting activities to bring two uranium deposits in Wyoming into production by 2009. The company is also engaged in the identification, acquisition and exploration of uranium properties in both Canada and the United States. Shares of the corporation trade on the Toronto Stock Exchange under the symbol URE. Ur-Energy has a registered corporate office in Ottawa, Canada and bases its headquarters in Littleton, Colorado. The company’s website is at www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Dani Wright, Manager, Investor/Public Relations	Bill Boberg, CEO and President
1-720-981-4588, ext. 242	1-720-981-4588, ext. 223
1-866-981-4588	1-866-981-4588
dani.wright@ur-energyusa.com	bill.boberg@ur-energyusa.com

This release may contain forward-looking statements regarding capital and processing cost estimates, production rates, amounts, timetables and methods, mining methods, metallurgical recovery rates, government permitting timetables and strategic plans and are based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and other costs varying significantly from estimates, production rates, methods and amounts varying from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in development and other factors. Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results. Readers should not place undue reliance on forward looking statements. The forward-looking statements contained herein are made as of the date hereof and we assume no responsibility to update them or revise them to reflect new events or circumstances.